REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Trustees of
  SEI Index Funds and the
  Securities and Exchange Commission:

We have examined management's assertion about the S&P 500 Index Portfolio of SEI Index Funds (the "Trust") compliance with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of March 31, 1999, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company
Act of 1940. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 1999, and with respect to agreement of security purchases and sales, for the period from November 30, 1998
(the date of our last examination), through March 31, 1999:

We agreed a sample of securities shown on the books and records of the SEI Index Funds as of March 31, 1999 to the safekeeping reports of Comerica Bank, the custodian, noting agreement of quantity and description, except for securities purchased/sold but not received/delivered, pledged, or out for transfer on that date, as to which we obtained documentation from the brokers.

For all securities shown on the safekeeping reports of Comerica Bank as of March 31, 1999 which were designated as being held by institutions in book entry form (which include but are not limited to securities owned by SEI Index Funds), we confirmed all such securities with those institutions which use the book entry method of accounting for securities (Bankers Trust, Federal Reserve Bank and The Depository Trust Company, the subcustodians). For a sample of securities on the safekeeping reports of Comerica Bank, we noted that the quantities and descriptions of such securities listed on the safekeeping reports agreed with the confirmations or that discrepancies were resolved. We tested, on a sample basis, the resolution of such reconciling items between the custodian and subcustodians.

We confirmed all repurchase agreements shown on the books and records of SEI Index Funds as of March 31, 1999 with brokers, noting agreement of quantity and description. We also agreed the underlying collateral for such repurchase agreements, as confirmed by such brokers, with the Comerica Bank safekeeping reports, noting that such collateral was held for the account of SEI Index Funds.

We agreed a sample of security purchases and security sales since our last report from the books and records of the Trust to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that the S&P 500 Index
Portfolio of SEI Index Funds was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 31, 1999, with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of SEI Index Funds and the Securities and Exchange Commission and should not be used for any other purpose.


ARTHUR ANDERSEN LLP



Philadelphia, PA
May 28, 1999